EXHIBIT 99.7

SIGNAL POINT HOLDINGS CORP.

AMENDMENT NO. 2
TO THE
CERTIFICATE OF DESIGNATIONS
of the
SERIES B PREFERRED STOCK

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

SIGNAL POINT HOLDINGS CORP., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that the following resolution was duly adopted by the Sole Director and the holders of more than two-thirds (66 2/3%)  of the outstanding shares of Common Stock of the Corporation and the holder of the Series B Preferred Stock on July 3rd, 2014:

RESOLVED, that the Certificate of Designation for the Series B Preferred Stock, previously filed with the Delaware Secretary of State on July 1, 2013 is hereby amended as described below.

1) A new Section 7 is hereby added as follows:

“Section 7. Authorization.

For the period commencing on the filing date of this Certificate of Designation through December 31, 2021 (the “Series B Authority Period”), the Corporation agrees that the Sole Director of the Corporation in conjunction with the approval of all of the Series B holders shall be authorized to take the following actions::

(i)             create or assume any debt, liability, obligation or commitment outside the ordinary course of business of the Corporation;

(ii)            create, assume or suffer to exist any mortgage, pledge or other encumbrance upon any of its properties or assets now owned or hereafter acquired by the Corporation;

(iii)           to borrow money, incur credit related obligations and/or indebtedness and issue evidences of indebtedness and other obligations, to guaranty indebtedness, liabilities and obligations of others, whether direct or indirect subsidiaries, affiliates, shareholders or others, and to secure any or all of the foregoing by one or more mortgages, pledges, security interests or other liens on, of or in the assets, rights and interests of the Corporation, and to enter into and perform, and to modify, amend, restate, refinance and restructure, credit, loan, guaranty, security, pledge and other agreements, notes and instruments;

(iv)           amend or change its Certificate of Incorporation or By-laws, including, but not limited to, this Certificate of Designation of the Series B Preferred Stock;

(v)           the offering or contemplation of any transaction pursuant to which the Corporation shall issue or sell to any Person any shares of any class of capital preferred stock or any other equity interests of the Corporation (including, but not limited to, any instrument that is convertible into common stock or preferred stock of the corporation);

(x)             issue any additional shares of Common Stock or other classes of capital stock of the Corporation; and

(xii)           appoint, elect or otherwise engage any officer, employee or consultant of the Corporation.”

2.          Except as expressly amended herein, the terms of Series B Certificate of Designation shall remain in full force and effect.

IN WITNESS WHEREOF, Signal Point Holdings Corp. has caused this Certificate of Designations to be signed by Robert DePalo, its Chief Executive Officer, this 3rd day of July, 2014.

SIGNAL POINT HOLDINGS CORP.

By: /s/   Robert DePalo
Name:   Robert DePalo
Title:     Chief Executive Officer